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April 17, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Mail Stop 3561

Attn: Julie F. Rizzo, John Dana Brown, Heather Clark and Linda Cvrkel

RE:	Edgen Group Inc.
Amendment No. 4 to the Registration Statement on Form S-1
File No. 333-178790

Ladies and Gentlemen:

Edgen Group Inc. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 4 (“Amendment No. 4”) to its registration statement on Form S-1 (Registration No. 333-178790) (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”). On behalf of the Company, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated April 11, 2012 from Ms. Julie F. Rizzo to Mr. Daniel J. O’Leary. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response. In addition, we also include a marked copy of Amendment No. 4 showing changes made from Amendment No. 3 to the Registration Statement to aid the Staff’s review. All page numbers in our responses refer to the marked copy of Amendment No. 4.

Prospectus Summary, page 1

Summary Organizational Structure, page 11

1.	We note your response to our prior comment 5. Given your disclosure in the Use of Proceeds section on page 40 that up to a certain amount of the remaining proceeds may be used to purchase membership units of EDG LLC and shares of your Class B common stock from EM II LP and B&L, please advise as to how only the Existing

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Securities and Exchange Commission

April 17, 2012

Investors will own the remaining shares of your Class A common stock as set forth in the first sentence of footnote (3) to the chart. Alternatively, please revise your disclosure here and elsewhere in the prospectus as applicable, including in footnote (3) on page 113, to set forth the percentage of Class A common stock that will be held by EM II LP and B&L upon completion of this offering.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company no longer intends to use a portion of the proceeds from the offering to purchase EDG LLC membership units and shares of Class B common stock from EM II LP and B&L. As a result, the Company has revised the Use of Proceeds section on page 45 of the Prospectus and similar disclosure elsewhere in the Prospectus accordingly.

Unaudited Pro Forma Condensed Combined Financial Information, page 48

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 52

2.	Please refer to adjustment (h) – with regard to the statements on page 58 that unamortized debt issuance costs will not be written off for the revolving credit facilities, please tell us whether paying down the outstanding amounts of such credit facilities will impact the amount available for borrowing subsequent to the repayment. If the available credit is reduced as a result of the payoffs, please tell us how you considered the guidance in ASC 470-50-40-21c.2.

Response:

The Company respectfully advises the Staff that the Company considered the guidance in ASC 470-50 and determined that there should be no adjustment to the unamortized debt issuance costs, as repayment of the outstanding amounts of the EM and BL revolving credit facilities will not impact the amount available for borrowing subsequent to the repayment. Additionally, the Company respectfully advises the Staff that the repayment is not considered a modification or extinguishment of the respective facilities under ASC 470-50, but is simply the repayment of amounts currently outstanding under each of the revolving credit facilities. The facilities will continue to remain outstanding with the same available credit before and after repayment.

Securities and Exchange Commission

April 17, 2012

Management’s Discussion and Analysis, page 61

Commitments and Contractual Obligations, page 84

3.	We note your presentation of pro forma contractual obligations after giving effect to the reorganization and use of proceeds. Please revise to include footnotes to the table explaining the amounts of contractual obligations that will be paid with the offering proceeds. Your revised disclosure should clearly illustrate the amounts paid to arrive at the pro forma balance.

Response:

In response to the Staff’s comment, the Company has revised the table on page 88 of the Prospectus to include the requested footnotes.

Certain Relationships and Related Person Transactions, page 140

Investor and Registration Rights Agreements, page 141

4.	Please revise the disclosure in the first sentence of this section to clarify whether EM II LP and B&L will have rights to attend board meetings if they own individually or in the aggregate 5% of your then-outstanding shares or advise. Additionally, please revise this section to clarify how the 5% of your then-outstanding shares will be calculated or advise.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 10, 146 and 150 of the Prospectus to clarify that to the extent EM II LP owns in the aggregate at least 5% of the Company’s outstanding shares of voting stock, EM II LP will be entitled to have a non-voting observer attend meetings of the Company’s board of directors, and if B&L owns in the aggregate at least 5% of the Company’s outstanding shares of voting stock, B&L will be entitled to have a non-voting observer attend meetings of the Company’s board of directors. The Company has also included additional disclosure on pages 10, 146 and 150 of the Prospectus to clarify that the 5% threshold will be calculated on a primary basis.

Securities and Exchange Commission

April 17, 2012

Underwriting, page 152

No Sale of Similar Securities, page 153

5.	We note your disclosure that EM II LP, B&L and your executive officers and directors will be subject to lock-up agreements. Please revise your disclosure here and elsewhere in the prospectus as appropriate to clarify whether the Class A common stock that will be issued in exchange for restricted units of EM II LP and B&L and in exchange for options to purchase units of EM II LP and B&L as set forth in paragraphs (8) and (9) on page 110 will be subject to the lock-up agreements or advise.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that to the extent any of the Company’s directors or executive officers receive shares of restricted stock or options to acquire shares of the Company’s Class A common stock in the Reorganization, such shares and options will be subject to the lock-up agreements referenced above.

In light of the Staff’s comment, the Company has revised the disclosure on pages 15, 40, 153 and 159 to clarify that restricted stock received in the Reorganization and options to acquire shares of the Company’s Class A common stock will be subject to the lock-up agreements.

Financial Statements, page F-1

6.	Please update the financial statements, as necessary, as required by Rule 3-12 of Regulation S-X.

Response:

In response to the Staff’s comment, the Company confirms that in future amendments it will update the financial statements appearing in the Prospectus, as necessary, as required by Rule 3-12 of Regulation S-X.

Securities and Exchange Commission

April 17, 2012

Part II

Exhibits

7.	We note that you plan to file the Seller Note as Exhibit 10.25 to your registration statement. Please advise as to whether the Seller Note will no longer be terminated at the time of the initial public offering as noted in a previous response letter. To the extent the B&L term loan agreement may also not be terminated at the time of the initial public offering, please file this agreement as an exhibit to your registration statement or advise.

Response:

In response to the Staff’s comment, the Company confirms that it intends to repay the Seller Note in its entirety with the proceeds from the offering. As a result, the Company no longer intends to file the Seller Note as an exhibit to the Registration Statement and has revised the exhibit index accordingly. The Company reconfirms to the Staff that the B&L term loan agreement will be terminated at the time of the Company’s initial public offering.

8.	Please provide a currently dated consent of the independent registered accountants in any future amendments to your Form S-1 registration statement.

Response:

The Company confirms that it will include updated accountants’ consents in any future amendments to its Registration Statement, as required.

Exhibit 99.1

9.	While we note that the consent of Spears & Associates, Inc. is not limited to a particular amendment, a portion of the filing attributable to Spears & Associates, Inc. has changed since the last amendment. Please file an updated consent pursuant to Rule 436 or advise.

Response:

In response to the Staff’s comment, the Company has filed an updated consent of Spears & Associates, Inc. as Exhibit 99.1.

Securities and Exchange Commission

April 17, 2012

Exhibit 99.2

10.	Please revise Schedule A to this exhibit so that it matches the language currently in the registration statement or advise.

Response:

In response to the Staff’s comment, the Company has filed an updated consent of IHS Petrodata as Exhibit 99.2.

If you have any questions, please feel free to contact Carmen J. Romano at 215.994.2971 or the undersigned at 215.994.2757. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Eric S. Siegel

cc:	Daniel J. O’Leary
David L. Laxton, III